Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-198626

Euronav NV

Limited Liability Company

Registered office: De Gerlachekaai 20, 2000 Antwerp, Belgium

U.S. EXCHANGE OFFER

Offer	Euronav NV (“Euronav”) has launched a U.S. exchange offer that enables shareholders to reposition their shares of Euronav, which are currently listed and tradable on Euronext Brussels (the “European Shares”), into shares that are listed and tradable on the New York Stock Exchange (NYSE) (the “U.S. Shares”). This procedure, which qualifies as an “exchange offer” under applicable U.S. laws, does not qualify as a “ruilbod” / “offre d’échange” under Belgian law, and will hereinafter be referred to as the “U.S. Exchange Offer.”

The U.S. Exchange Offer is part of a larger transaction, consisting of, among others, a public offering in the United States of Euronav’s shares to professional and retail investors (the “U.S. IPO”). Through the U.S. Exchange Offer and the U.S. IPO, Euronav seeks to obtain a balanced dual listing of its shares on both Euronext Brussels and the NYSE. The European Shares which are repositioned into U.S. Shares will remain listed (but not tradable) on Euronext Brussels. Other European Shares which have not been repositioned will remain listed and tradable on Euronext Brussels.

Subscription Period	The U.S. Exchange Offer is voluntary. Holders of European Shares are eligible during the 60-day period commencing on January 23, 2014, which is one business day following the pricing of the U.S. IPO, to participate in the U.S. Exchange Offer by submitting, through their financial intermediary, a completed Letter of Transmittal and applicable Exchange Form to Euronav’s Exchange Agent listed below. The U.S. Exchange Offer expires at 11:00 p.m. (Belgium time) on March 23, 2015. All European Shares that are repositioned into U.S. Shares through the U.S. Exchange Offer will be tradable on the NYSE.

Exchange Agent	The Company has appointed KBC Securities as its exchange agent and information agent (the “Exchange Agent”). Investors with questions about, or in need of the documents required for, participation in the U.S. Exchange Offer may contact the Exchange Agent by telephone at +32 3 283 29 70.

F-4 Registration Statement	The U.S. Exchange Offer and the risks associated therewith are described in the registration statement and related prospectus relating to the U.S. Exchange Offer on Form F-4, (the “F-4 Registration Statement”), which has been filed with the Securities and Exchange Commission (the “SEC”). This notice does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by the F-4 Registration Statement, nor will there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction. Investors are advised to read the F-4 Registration Statement and to ask their financial intermediary for advice if they are considering participating in the U.S. Exchange Offer. The F-4 Registration Statement together with a list of Frequently Asked Questions relating to the U.S. Exchange Offer and other U.S. Exchange Offer documents may be accessed through Euronav’s website at (www.euronav.com).

Euronav has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents Euronav has filed with the SEC for more complete information about Euronav and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Euronav or KBC Securities, Euronav’s Exchange Agent and Information Agent, will arrange to send you the prospectus if you request it by calling KBC Securities (Attn: Francis Gens) at +32 2 429 37 12.